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Joel L. Rubinstein Attorney at Law jrubinstein@mwe.com +1 212 547 5336

April 23, 2013

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Celeste M. Murphy, Legal Branch Chief
Kate Beukenkamp, Attorney-Advisor
Terry French, Accountant Branch Chief
Charles Eastman, Staff Accountant

Re:	ROI Acquisition Corp.
Amended Preliminary Proxy Statement on Schedule 14A
Amendment No.1 Filed April 12, 2013
File No. 001-35437

Ladies and Gentlemen:

On behalf of ROI Acquisition Corp. (the “Company” or “ROI”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter, dated April 22, 2013, relating to the Company’s Amended Preliminary Proxy Statement on Schedule 14A (File No. 001-35437) filed with the Commission on April 23, 2013.

The Company is concurrently filing via EDGAR an amended Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy”), which reflects the Company’s responses to the comment received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Amended Proxy marked to show changes from the version filed on April 12, 2013.

For ease of review, we have set forth below the numbered comment of your letter and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings assigned to such terms in the Amended Proxy.

U.S. practice conducted through McDermott Will & Emery LLP.

340 Madison Avenue New York New York 10173-1922    Telephone: +1 212 547 5400    Facsimile: +1 212 547 5444    www.mwe.com

Securities and Exchange Commission

April 23, 2013

General

1.	We note your response to comment 2 from our letter dated April 9, 2013. Please revise your disclosure to illustrate using a table, for example, the potential increase in EveryWare shareholder ownership percentages should the amount of cash consideration decrease to $90.0 million or as low as $55.0 million. We note that at an amount of cash consideration as low as $55.0 million EveryWare may elect to receive additional shares of ROI common stock in an amount equal to the cash shortfall from the $107.5 million with each share of ROI common stock valued at $10.00.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 27 and 28 of the Amended Proxy to present a table illustrating the ownership percentages at particular cash consideration thresholds.

* * *

In connection with our response to the Staff’s comment, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 212-547-5336 if we can provide any information or clarification in connection with this revised submission.

Sincerely,

/s/ Joel L. Rubinstein

Joel L. Rubinstein

cc: Thomas J. Baldwin, Chief Executive Officer